

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2024

Larry Dorfman
Manager of Roots REIT Management, LLC
Roots Real Estate Investment Community I, LLC
1344 La France Street NE
Atlanta, GA 30307

> **Re: Roots Real Estate Investment Community I, LLC**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 2**
> **Filed March 1, 2024**
> **File No. 024-11897**

Dear Larry Dorfman:

Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, the offering statement fails to comply with the financial statement requirements for Tier 2 offerings under paragraph (c) of Part F/S of Form 1-A.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Benjamin Holt at 202-551-6614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael P. Williams